March 18, 2019

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

United States

as representatives of the several underwriters

VIA EDGAR

Ms. Jessica Livingston

Ms. Pam Long

Mr. Stephen Kim

Mr. Robert Klein

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  UP Fintech Holding Limited (CIK No. 0001756699)

Registration Statement on Form F-1, as amended (File No. 333-229808)

Registration Statement on Form 8-A (File No. 001-38833)

Dear Ms. Livingston, Ms. Long, Mr. Kim and Mr. Klein:

We hereby join UP Fintech Holding Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on March 19, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 381 copies of the Company’s preliminary prospectus dated March 11, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Lydia Liu
Name:	Lydia Liu
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph Passaro
Name:	Joseph Passaro
Title:	Director

By:	/s/ Stephen Lambrix
Name:	Stephen Lambrix
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]